FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH, 2021

1.       DATE, TIME AND PLACE: on February 23, 2021, at 02:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann

4.       AGENDA: (i) Analysis and deliberation about changes in the Company's Executive Board; and (ii) Analysis and deliberation on the replacement of the Company's independent auditor, responsible for auditing the Financial Statements.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1       Analysis and deliberation about changes in the Company's Executive Board: The Members of the Company's Board of Directors became aware that, in view of the conclusion of the spin-off of Sendas Distribuidora SA, Messrs. Christophe José Hidalgo - Interim Chief Executive Officer, Vice- President of Finance and Director of Investor Relations and Belmiro de Figueiredo - Chief Executive Officer of Wholesale Business, resigned from their positions with the Company today, March 19, 2021. Messrs. Directors thanked for their valuable contribution and dedication.

On a continuous basis, after discussions, and based on the Company's Bylaws, the Members of the Board of Directors decided to elect the following Members to the Company's Executive Board, for a 02-year term, to end at the first meeting of the Board of Directors that takes place after the Annual General Meeting that approves the accounts for the year 2022: Messrs. (i) Jorge Faiçal Filho, Brazilian, married, administrator, bearer of identity card RG nº 22.702.673-1, enrolled in CPF / ME under nº 192.223.408-76, resident and domiciled in the city of São Paulo, State of São Paulo, with a professional address at Avenida Brigadeiro Luís Antônio, No. 3,142, Jardim Paulista, in the City of São Paulo, State of São Paulo , CEP 01402-000, for the position of Chief Executive Officer of the Company; (ii) Guillaume Marie Didier Gras, French, married, bearer of RNE n ° G303564-C, enrolled with the CPF / MF under number 239.025.248 / 63, resident and domiciled in the City and State of São Paulo, with a professional address at Avenida Brigadeiro Luís Antônio, nº 3.142, Jardim Paulista, in the City of São Paulo, State of São Paulo, CEP 01402-000, for the position of Vice President of Finance of the Company; (iii) Isabela Maria Cadenassi Batista, Brazilian, married, administrator, bearer of identity card RG nº 33.793.472-1 SSP / SP, registered with CPF / MF under nº 220.503.808-79, resident and domiciled in the City and State of São Paulo, with professional address at Avenida Brigadeiro Luís Antônio, nº 3,142, Jardim Paulista, in the City of São Paulo, State of São Paulo, CEP 01402-000, for the position of Investor Relations Officer of the Company. Therefore, the composition of the Company's Executive Board is as follows (i) Chief Executive Officer: Jorge Faiçal Filho, qualified above; (ii) Vice President of Finance: Guillaume Marie Didier Gras; and (iii) Investor Relations Officer: Isabela Maria Cadenassi Batista.

5.1.1. The Officers now elected took office on this date, signing the respective Term of Indemnity, filed in the respective book, and declared, under the penalties of the law, that they are not involved in any of the crimes provided for by law that prevents them from exercising commercial activity, having aware of the provisions of article 147 of Law 6,404 / 76. The clearance statements are filed at the Company's headquarters.

5.1.2. Subsequently, the proposal for the appointment of the Officers who may represent the Company before third parties was unanimously presented and resolved, with the Messrs. Members of the Board of Directors resolved, unanimously and without restrictions, as follows:

5.2 Analysis and deliberation on the replacement of the Company's independent auditor, responsible for auditing the Financial Statements: the members of the Company's Board of Directors indicated the hiring of the independent auditing company Deloitte Touche Tohmatsu (“Deloitte”) to perform the audit processes of the Company's Financial Statements. On a continuous basis, they authorized the Executive Board to take all necessary measures to formalize the hiring of said auditor.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, March 19, 2021. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 19, 2021	By: /s/ Christophe José Hidalgo
	Name:	Christophe José Hidalgo
	Title:	Interim Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.